Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

This filing contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KPE’s and KKR’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KPE and KKR or are within their control. If a change occurs, KPE’s and KKR’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KPE’s and KKR’s business strategy; availability, terms and deployment of capital; availability of qualified personnel and expense of recruiting and retaining such personnel; changes in the asset management industry, interest rates or the general economy; underperformance of KKR’s investments and decreased ability to raise funds; increased rates of default and/or decreased recovery rates on KPE’s investments; and the degree and nature of KPE’s and KKR’s competition. Neither KPE nor KKR undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law. In addition, KKR’s and KPE’s business strategy is focused on the long-term and financial results are subject to significant volatility.  Historically year-to-year results have varied dramatically and have not be subject to reliable forecasting.  Additional factors that could cause performance, returns or results to differ materially from the forward-looking statements can be found in KKR’s Registration Statement on Form S-1 (file no. 333-144335) filed with the Securities and Exchange Commission.

This filing is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR will file with the SEC an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR, 9 W. 57th Street, Suite 4200, New York, New York 10019

Attention: Investor Relations.

As of July 28, 2008

KKR/KPE Transaction Questions & Answers(1)

GENERAL

What is the Transaction?

KKR will acquire KPE, with KPE unitholders receiving 21% ownership of the combined company, and as a result become a public entity listed on the New York Stock Exchange (NYSE).  KKR executives will hold the remaining 79% ownership.

In addition, each KPE unit holder will receive one Contingent Value Interest (CVI) for each KKR unit they receive in the Transaction.

The issuance of CVIs demonstrates the commitment of KKR executives to this Transaction; if the expected value of the combined company is not achieved three years following closing, KKR principals will transfer value out of their own pockets to former KPE unitholders.

Who are the parties involved in the Transaction?

Founded in 1976, Kohlberg Kravis Roberts & Co. (KKR) is one of the world’s oldest and most successful alternative asset management firms.

KKR Private Equity Investors, L.P. (Euronext: KPE) was created in May 2006 to enable certain public market investors, including institutions and qualified individuals, to participate in some of KKR’s investments.  KPE units are listed on Euronext Amsterdam.

Why are you doing this?

We believe this transaction offers substantial benefits for KPE unitholders and builds KKR for the long-term.  This transaction will provide KPE investors with substantial potential upside from the expected growth in fees and investment income from KKR’s global asset management business.

KPE unitholders will still own the upside on the current portfolio (by being 21% owners of the assets and the carry on those same investments in the KKR funds) but will get the diversity and growth of participating in all other current and future funds and activities.  In other words, if you believe as we do in the long-term value of the current KPE portfolio, you also should believe as we do in the long-run earnings power of KKR.  We also see substantial opportunities to grow our business.  These initiatives include further growing our Fixed Income business and launching new asset management efforts in infrastructure, mezzanine, real estate and, over time, public equities. The combined company will provide KPE unitholders access to this new source of growth.  While past performance is no guarantee of future performance, consider the following for illustrative purposes as a way to think about economic net income.  Assuming

(1) See Forward-Looking Statements at the end of the presentation.

returns just on current capital of between 15% and 20% (which is well below our 32 year average gross annual return through all economic cycles of 26%), long-term economic net income of KKR would be between $1.1 billion and $1.3 billion.  The combined entities pro forma long-term economic net income would be between $1.6 billion and $2.0 billion.  We believe over the long term that the level of net income should imply a very substantial premium to KPE shareholders.

The transaction also offers benefits for KKR.  It allows KKR to increase its ownership in its private equity portfolio and enables KKR to commit more capital to its future investments.  It provides a new capital base from which KKR can continue to grow, an important tool to attract and retain talent and fund acquisitions.

Why are you doing this now?

Over the years, we have benefited from focusing on the long term—looking over the horizon and finding value and opportunity where others might not look.  Having been through all economic cycles over the past 32 years, we see this as an opportunity to build the business over the long term.   This transaction provides KKR with more ownership in its private equity portfolio at a time when we believe it’s poised for growth. This is a statement of confidence in the U.S. economy.

Today, many investors are looking to alternative investments to balance their portfolios.  A leading alternative asset manager like KKR can benefit from this trend.  This transaction allows us to reinforce our core business and expand our capabilities to meet these needs.  It allows us to expand our unique business model into other areas such as infrastructure, where we see growing needs for capital and operating expertise.

The fact that we’re doing this now—at the bottom of the market, not at the top—and giving KPE investors 21% of our company when the values of all companies are down shows our commitment to the long-term future of KKR.

Why does KKR want to be public?

KKR’s decision to go public has always been based on the belief that such a change will benefit the firm and its stakeholders by enabling KKR to grow and strengthen our businesses—as well as those we invest in—over the long term.

Fundamentally, this transaction allows us an opportunity to do what we have always done best — grow companies around the world and produce solid returns for our investors — from a larger platform and a deeper capital base.

The fact that we’re doing this now — at the low point in the market, not the top — and giving KPE investors more than a fifth of our company when the values of all companies are down, shows our commitment to the long-term future of KKR.

Finally, at a time when so many institutional investors are turning to alternative investments to balance their portfolios, we believe that we are anticipating and meeting a growing need.

How do you intend to balance the long-term nature of private equity with the short-term orientation of the stock market?

We have a long history of taking companies public when the time is right from a strategic perspective.  It does not change our strategies for those companies or their incentives to grow and improve (witness the post-public success of companies like Amphenol and Willis). For KKR, this is the next step in our evolution as a global alternative asset manager.

Why not just proceed with your registration from last year?

In a sense, we are.  In connection with this Transaction, we will be filing an amendment to last year’s registration statement.

Are KKR executives financially benefiting in any way from this Transaction?

No, which makes this transaction unusual. None of our existing owners is selling any common units or will otherwise receive any of the net proceeds from this offering, nor will they receive any cash in connection with the offering.  In addition, our executives’ stock will be subject to vesting over 6 to 8 years.

We will also push stock ownership deep into our organization in a meaningful way — everyone at KKR will own a piece of KKR.  And we will not allocate a portion of stock owned by KKR executives, allowing us to continue to grow this firm over the long term so we have a vibrant, inclusive organization for the next several decades.

CONTINGENT VALUE INTERESTS (CVIs)

What are CVIs?

CVIs are Contingent Value Interests.  CVIs are sometimes used in M&A Transactions to provide valuation protection to selling shareholders with respect to the acquirer’s units that are received as part of the Transaction.

CVIs are separate securities of the new public entity and will be issued to KPE unitholders as additional consideration in the combination of KPE and KKR.  Each KPE unitholder will receive one CVI for each KKR unit they receive in the Transaction. The CVIs would be funded by a transfer from KKR executives and thus will not result in any dilution.

How do the CVIs fit into the Transaction?

Under the terms of the agreement, KPE holders will receive CVIs which represent the right of KPE unitholders to receive up to an additional 6% of the equity in the combined entity as of the closing date of the transaction, three years following closing.

The issuance of CVIs demonstrates KKR’s solid commitment to this transaction, to KPE unitholders and to the long-term future of the combined business. The CVIs show we are confident enough in the future value of the combined company that we are giving up 21% of what we currently own in order to acquire KPE and if we are wrong, KKR executives will reach into their own pockets to give KPE holders up to 6% more ownership in the company.

How will the CVIs be funded?

The CVIs would be funded by a transfer from KKR executives and thus will not result in any dilution.  If the expected value for the combined company is not achieved, KKR executives will transfer value in the form of stock or cash to KPE unitholders.

What is the expected valuation implied by the CVIs?

The value of the CVIs is directly tied to KPE’s net asset value as of June 30, 2008 ($22.25 per unit). Subject to adjustment, in the event that KKR’s market price is less than $22.25 over a 90-day averaging period ending three years following the listing of KKR’s units on the NYSE, KPE unitholders will receive up to an additional 6% of the combined entity as of the closing date of the transaction either in the form of additional KKR units or in cash, in each case from KKR executives without resulting in dilution.  The CVIs threshold is subject to adjustment for distributions and other customary adjustments.

Will they be registered with the SEC and listed on any exchange?

Both the CVIs and the underlying units will be registered with the SEC at the closing of the Transaction.  However, the CVIs will not be listed on any exchange and holders will not be permitted to directly or indirectly transfer their ownership of the instruments.

Why are the CVIs not tradable?

The CVIs are meant to reward KPE unitholders who believe in the long-term story and restricting transferability is meant to prevent volatility in KKR’s stock price as we approach the CVI maturity.

Why are CVIs being used in this Transaction?

The issuance of CVIs demonstrates the commitment of KKR executives to this Transaction. They provide KPE unitholders with greater certainty and valuation protection in the event that the combined value of the company falls short of expectations.

KKR is confident enough in the future value of the combined entity that KKR executives are giving up 21% of what they currently own in order to acquire KPE and if they are wrong, they are agreeing to reach into their own pockets to give KPE holders up to 6% more ownership in the company.

KPE

How do existing KPE unitholders benefit from this Transaction?

First, we believe KPE unitholders should benefit from an improved valuation based on the analysis discussed during the investment conference call.

We believe that the transaction implies a significant premium to KPE unitholders. The independent directors of the Board and their advisors agree.

Second, the transaction will create a path to unlock value and enhance liquidity for KPE’s unitholders.  Through a listing on the New York Stock Exchange, KPE unitholders will have access to a broader investor base and a significantly more liquid market.

Third, unitholders will benefit from a far more diverse income stream than exists today.

Fourth, KPE unitholders will gain access to and ownership of a global alternative investment firm with significant growth potential. We see substantial opportunities to leverage KKR’s brand and reputation across new asset classes, including Fixed Income and Infrastructure and the combined company will provide KPE unitholders access to this new source of growth.

Fifth, the transaction fully aligns the economic and strategic interests of KKR executives and KPE unitholders as both groups will share in the same income streams and growth opportunities of the combined partnership.

Sixth, under the new structure, shareholders of the new entity will receive regular distributions of substantially all of the cash earnings generated by KKR’s global alternative asset management business.

And finally, KPE unitholders benefit from the added certainty and the valuation protection of the CVI, which demonstrates our solid commitment to this Transaction, to KPE unitholders and our confidence in the long-term future of the combined business.

Why undertake this instead of a buyback of KPE units?  You have availability on KPE’s revolving credit agreement, why not buy back stock?

A buyback of KPE units would be a short-term solution to narrow KPE’s market price discount to NAV, not a long-term solution.  KPE is, and has always been presented as, a long-term investment vehicle.  We believe that a better use of capital from a long-term perspective is to make its mandated investments rather than undertake a buyback.  The new Transaction’s structure and strategy are inherently long-term, which fits with the original mandate of KPE.  The KPE revolver can still be utilized as it was originally conceived, principally to help time capital call commitments.

What happens to holders of RDUs?

Holders of KPE’s RDUs will be treated the same as the common unitholders.  The RDU facility will be terminated.

What are the tax consequences for KPE unitholders?

We recommend that investors consult with their own financial or legal advisors as the tax treatment will depend on their situation and the tax regime applicable to each investor.  In general, each unitholder’s tax basis transfers to the new KKR share and the

Transaction is expected generally to be a tax-free exchange for KPE unitholders in the United States.  In general, the Transaction is not a tax-free exchange in the United Kingdom, Canada and Luxembourg.

What expenses will be incurred with regards to this Transaction?

Both KKR and KPE will incur the expenses of customary Transaction costs, like outside advisors, printing costs and filing fees.

Will this Transaction be subject to approval by KPEs Board and unitholders?

KPE’s Board has already approved the Transaction based on the unanimous recommendation of KPE’s independent directors. Approval of unitholders holding a majority of outstanding units is being sought, even though there are no legal, regulatory, contractual or Euronext Amsterdam requirements to do so.

What constitutes a majority of outstanding KPE units necessary for consent?

A majority of 50% plus one unit is required for consent, not including KPE units whose vote is controlled by KKR or its executives.

What happens if the majority of units do not consent?

There will be no Transaction without the approval of a majority of KPE’s outstanding units, not including units whose vote is controlled by KKR or its executives.

What if the Transaction does not close?

If the Transaction does not close, KPE will continue as currently structured. It will continue to trade on Euronext Amsterdam, report quarterly earnings, and strive to grow its portfolio.

Why not pay cash or give the option for cash consideration?

Paying out consideration in cash is not in keeping with our strategy of long-term focused investing.

What will happen with the returns from KPE co-investments and investments in KKR-sponsored funds?

All KPE assets will be retained in the pro forma business and redeployed.   The current KPE unitholders will participate in the future returns of the existing and future KPE investments through their ownership of the KKR units.

How will those funds be redeployed?  Can they be reinvested in future Transactions and funds?

We expect to use the same philosophy that was employed at KPE, which is to reinvest proceeds from realizations into new Transactions.  Now, there will be no diminution of returns from paying carry or fees, so the compounding returns are expected to be greater.  KPE’s assets will be contributed to KKR.  Funds can be reinvested in future Transactions and future investment funds.  KPE has a valuable portfolio of investments in market-leading companies with attractive capital structures and growth potential, and these will benefit the new entity.

What happens to the KPE Board?

The Board will step down upon the legal dissolution of KPE.  We are grateful for the service of the KPE Board and we are working productively with them to complete the Transaction, subject to unitholder approval.

What happens to the negotiated equity and opportunistic asset classes?

They would also become assets of the new entity.

What happens to KPE’s revolving credit agreement?

We expect it to remain in place.

Will KKR still collect carry and management fees on KPE’s assets?

Not after the Transaction is completed.

Can I still sell my units?  Can I buy more units?

We expect KPE units to continue to trade on the Euronext Amsterdam until the Transaction is completed.  We suggest you consult with your financial advisor regarding your personal situation.  Purchases of KPE units remain subject to certain legal restrictions, as outlined on KPE’s website.

VALUATION/FINANCIAL CONSIDERATIONS

Why doesn’t the market value KPE at NAV?

We cannot exactly explain why that is.  There are broad market reasons that likely contribute to the discount to NAV.  First of all, the markets are generally weak for reasons that are not related to KPE fundamentals but more related to the broader economy.  We have also been told that some investors are concerned about equity valuations of portfolio companies when their debt trades below par and are also concerned that realizations will be difficult in the near term.  We believe the market does not give enough weight to the quality of this portfolio.

Does management believe that KPE’s NAV is fairly stated?

We believe that KPE’s NAV is valued in accordance with U.S. GAAP and Statement of Financial Accounting Standard regulations on valuing assets, including FAS 157 which KPE adopted on January 1, 2008.  Our quarterly valuation process is robust and involves a multi-pronged approach to the determination of value, specifically for assets that cannot be marked using a publicly-available price, as well as independent third-party review.

How did you determine the value of KKR?

Ultimately, the market will determine the value of KKR since today it is a private entity. However, if you look at page 4 of the Transaction Discussion presentation also found on our website, we have laid out illustrative scenarios based on run rate economic net income and various multiples of those earnings. Those illustrations are subject to the limitations and qualifications set forth in the presentation.

KPE engaged Citi as its sole financial advisor and the independent directors of KPE engaged Lazard as their financial advisor.  Citi and Lazard have each delivered to the independent directors their respective opinions to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions disclosed in such opinion, the exchange ratio of the number of KKR common units and contingent value interests to be received in the transaction for each KPE common unit is fair, from a financial point of view, to the holders of KPE common units (other than KKR and its affiliates).  The full texts of each written opinion will be disclosed in the consent solicitation materials provided to holders of KPE common units.

What amount of units do KKR and its executives own?

Under the proposed Transaction, at closing KPE unitholders will own 21% of the combined entity (not including the CVI); KKR Executives would own 79%.

BOARD PROCESS

Who approached whom?

KKR approached KPE because we believed that this Transaction presented a mutually beneficial opportunity. While not required by the charter, this Transaction will not occur without the majority approval of KPE unitholders.

How did the KPE board evaluate this Transaction?  What was their process?

After KKR approached KPE in the middle of June 2008, KPE hired financial advisors and counsel who are providing independent analysis and advice. Henry Kravis and George Roberts have recused themselves from the deliberations.  Even after a rigorous analysis of the Transaction by the independent directors and their advisors, the unitholders will make the ultimate determination to proceed with the Transaction.

Did Henry Kravis and George Roberts participate in the KPE board deliberations?

No.  They recused themselves from the deliberations of the independent directors and, as soon as KPE was approached (mid-June), the independent directors retained outside counsel and financial advisors.  On July 27, the entire board approved the Transaction based on the unanimous recommendation of the independent directors.

What amount of KPE units do the independent KPE directors own?

They do not own any KPE units.

What amount of KPE units are owned by KKR and affiliates?

KKR and affiliates own less than 5% of the outstanding units.

LISTING PROCESS

Is anyone at KKR selling shares/taking money off the table?

No. None of KKR’s executives are taking money out of the Transaction.

Will any other shares be sold in the listing?

No.

Will U.S. investors need to be a qualified investor to buy shares, as is the case at KPE?

No.

Will ERISA plans be prohibited from buy shares?

We do not believe so.  ERISA plans will, of course, need to consult with their own advisers.

What will the entity’s market value be at the time of listing?

Like any public listing, the market capitalization of the new entity will be determined by market forces.

Are you raising capital in this offering/listing?

No.

Who will be the underwriter for the NYSE listing?

There will be no banks acting as underwriters.

KKR - PUBLIC ENTITY/FUTURE

Will this Transaction affect the way KKR conducts its business?

We attribute our growth over the years to a number of factors, but three we think are particularly worth noting.  Our business model aims to generate strong returns by building and improving the companies in which we invest.  Second, we invest side by side with our limited partners so that our interested are aligned.  Finally, we’ve been able to attract world-class talent to KKR.

This transaction should enhance each of these factors:  It will give us additional capital and a larger base to grow and improve companies, producing solid returns for our investors.

Following this transaction, KKR and its executives will have $6.8 billion invested in or committed to our own products, making us the largest investor in our portfolio and aligning our interests even further.  Finally, this will provide us additional currency to attract, recruit and retain outstanding professionals.

How does this transaction differ from others by U.S. listed private equity or alternative asset management companies?

First, the principals are not taking any equity out of the business.  Second, KKR is planning for the future by pushing the stock deep into the organization in a meaningful way; everyone at KKR will own a piece of KKR.  In this transaction, we will not allocate a portion of stock owned by KKR executives.  This stock has been put aside to grant to executives coming up through the ranks and to attract talent from the outside to grow the firm. No other firm has approached their structure with a provision for the future like this.

Doesn’t slowdown in the economy lead to a difficult operating environment for your portfolio companies?

There are certain immediate impacts of the slowing economy on our business, but we believe the long-term picture for our business— as well as those we invest in — is still bright.  There are some key aspects that contribute to the strength of our portfolio.

•                  Many of our companies have a defensive outlook:

•                  Alliance Boots is the leading player in the UK pharmaceutical market, an industry that has historically held up well during periods of economic weakness.

•                  Dollar General is chain of 8,200 stores that offer convenience and value to customers;

•                  EFH is the largest producer of energy in Texas;

•                  First Data, a leader in processing electronic transaction, makes money when consumers swipe credit and debit cards

•                  There are other examples as well, including Biomet and HCA

•                  Our companies attract world class management teams

•                  We have attractive capital structures at our companies, in many cases with 5 to 6 percent after tax cost of funding and no near term maturities at most of our companies

•                  In every case, across all 46 portfolio companies, we have detailed operational plans to create value

•                  Lastly, in almost every investment, we assumed that we would exit our investments at a lower multiple than our acquisition multiple

How does this transaction impact KKR’s current portfolio companies?

The transaction will have no affect on the strategy or operations of KKR and absolutely no effect on how KKR works with its portfolio companies.

What will KKR’s distribution policy for the combined company be?

The combined entity plans to distribute substantially all of the cash earnings from the asset management business (the fees and carry less the expenses from the Private Equity and Fixed Income businesses).

From time to time, KKR may choose to distribute the cash flow generated by the Principal Activities segment if it deems this to be the best use of capital.

Currently, KPE makes tax distributions, but it does not distribute any excess earnings in the form of a regular dividend.  We expect to employ this same policy of reinvesting the proceeds from realizations on the KPE portfolio, following the combination.

Are you going to be making a priority distribution to public holders?

No.  The entity will be distributing substantially all of the cash earnings of the asset management business.  We believe this cash flow should provide investors with dividends on a regular basis.  The fee profits of the business should be relatively stable and predictable and the carry, while less predictable from a timing standpoint, should also deliver significant cash to shareholders over time assuming KKR’s investment perform well.

What type of legal entity will this be?

A Delaware limited partnership.

Who will be on the board of KKR?

Henry Kravis and George Roberts, our founders, will co-chair the Board.  Following completion of the Transaction, the Board will consist of a majority of independent directors.

Will KPE executives join KKR?

KPE does not have employees.  Individuals who serviced KPE (other than its independent directors), are employees of a KKR subsidiary already.

What is the timing and next steps for the Transaction?

This Transaction has several distinct phases.  We anticipate filing with the SEC an amendment to the existing registration statement in mid-August.  Concurrently, we will continue with the documentation required to list on the New York Stock Exchange and prepare for the dissolution of KPE and the delisting of its common units.  These collective processes are expected to unfold into the fourth quarter.

Once the registration statement has been declared effective, KPE will undertake a consent solicitation with its unitholders where they will be asked for their approval of the transaction.  The consent solicitation period should last approximately 30 days and results of the consent solicitation will be publicly announced at the end of the consent solicitation period.  If a majority of unitholders (excluding KKR and its affiliates) approve the transaction, the transaction will close as soon as reasonably practicable.  Currently, the target date for closing is November 2008.  Upon closing, KPE units will cease trading on Euronext Amsterdam, and KKR common units will commence trading on the New York Stock Exchange under the KKR ticker symbol.

Why NYSE?  Why not stay with Euronext Amsterdam?  Why not London?

The NYSE is one of the world’s broadest and deepest markets and, therefore, the ideal venue for KKR’s listing. KKR’s headquarters are also in the U.S.

Will KPE make public a Q2 2008 financial report and other financial reports, and will KPE have earnings calls, prior to the NYSE registration?

Yes.  KPE is generally expected to operate as usual until this Transaction is completed.

Will the QP restriction for KPE unitholders go away? When?

No, the QP restrictions for the current KPE units will remain the same.  There will not be such a limitation for owning KKR units following its NYSE listing.

Will the ERISA restriction for KPE unitholders go away? When?

No, the ERISA restrictions for the current KPE units will remain the same.  We do not believe there will be a similar limitation for owning KKR units following its NYSE listing; ERISA plans should, however, consult their own advisers.

What happens to analyst coverage when KPE is delisted?

Analysts will cease coverage of KPE.  We hope that analysts will elect to initiate coverage of KKR.  There are currently six analysts covering KPE: Cazenove, KBW, Lehman Brothers, Merrill Lynch, Sandler O’Neill and UBS. We do not know which, if any, of these analysts will cover KKR.

Will 21%/79% change over time?

The 21/79 split represents the relative ownership at the time of the Transaction.   There are no immediate plans for any change to this ownership structure although, like any similar publicly traded entity, KKR has the right to consider alternatives in the future, and the issuer will put in place at closing an incentive plan for certain employees.

What are the economics behind each KKR asset class?

KKR is a diversified alternative asset manager with significant scale.  In terms of economics by asset class, they would be the following: Private Equity – fees and carry; KPE – capital appreciation; Credit – fees and carry; and Capital Markets – fees.

Will the new entity distribute K-1s?

Yes.

Who is in control of the new company?

The Transaction would use KKR’s existing IPO vehicle as the listed parent company for the combined business.  KKR executives would control the listed parent entity.

What percentage of the new business will be KKR’s traditional Private Equity business?

The majority, initially, as this is currently the largest asset class at the firm.  Over time, it is difficult to predict, given the earlier stage of many of the other businesses.

Will KKR continue to conduct buyouts in the same manner under the new entity?

This Transaction does not change KKR’s core business model. KKR attributes its success to date to two distinct factors: a patient and disciplined approach to building businesses and the fact that interests are always aligned with those of both KKR’s investors and the companies in which it invests.  We hope that this transaction will enhance both factors at KKR.

Fundamentally, this transaction allows KKR to do what it has always done best — grow companies around the world and produce solid returns for our investors — from a larger platform and a deeper capital base.

Will the NYSE listed vehicle be part of any indices?

Most likely, although we don’t know with any certainty at this point.

How will the new vehicle be classified by industry?

The new entity will be in the financial sector, and most likely will be classified as part of the Diversified Financials/Capital Markets/Asset Management industry.

Will your valuation process change?  Will your auditing process change?

Our valuation processes and auditing processes are not expected to change significantly.  KKR has hired a new Chief Accounting Officer and a number of new accounting and finance personnel to help with the requirements demanded of the new entity.

Will there be selling and transfer restrictions?

Yes. KKR executives’ stock will be subject to vesting and transfer restrictions over 6 to 8 years.  The vesting and transfer restrictions are subject to waiver by the KKR founders.  KKR executives will also be subject to a 180-day lockup.  Former KPE investors will generally not be restricted.

Will public holders be allowed to vote on the removal or election of board members?

Public LPs will have limited voting rights.  These will not include election or removal of our KKR’s General Partner or its directors.

As a NYSE company, will KKR’s new unitholders have greater rights than KPE’s shareholders did with KPE?

As a public entity, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. All unitholders will benefit from the protections afforded by both of those Acts.

Does this change the status of existing Limited Partners in the KKR funds?

This does not change any of the existing partnership agreements. We intend to make the public offering seamless to our fund LP investors.

How will existing Limited Partners benefit?

One of the most important reasons we’ve been successful is that we invest alongside our limited partners.  KKR and its executives have put $1.5 billion in or alongside our funds.  This transaction will put even more of our dollars into the performance of our investments and will make KKR one of the largest investors in our own funds. In fact, KKR and its executives will have $6.8 billion invested or committed to our own products.   Our success will be even more tied to the growth and improvement of these companies.  Our interests will be even more aligned with our investors.

Will KKR be able to change its fee and carry structures without unitholder approval going forward?

Such matters would not be subject to unitholder approval.

What do you expect daily trading volume to look like for this entity?

We won’t speculate on that, but we can say that we will remain focused on the long-term, not the day-day stock price.

What KKR Private Equity funds will be included? Same as in the original registration statement?

Yes, as well as newer funds not mentioned, such as the European Fund III.

Forward-Looking Statements

This communication contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KPE’s and KKR’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KPE and KKR or are within their control. If a change occurs, KPE’s and KKR’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KPE’s and KKR’s business strategy; availability, terms and deployment of capital; availability of qualified personnel and expense of recruiting and retaining such personnel; changes in the asset management industry, interest rates or the general economy; underperformance of KKR’s investments and decreased ability to raise funds; increased rates of default and/or decreased recovery rates on KPE’s investments; and the degree and nature of KPE’s and KKR’s competition. Neither KPE nor KKR undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law.  In addition, KKR’s and KPE’s business strategy is focused on the long-term and financial resutls are subject to significant volatility.  Historically year-to-year results have varied dramatically and have not be subject to reliable forecasting.  Additional factors that could cause performance, returns or results to differ materially from the forward-looking statements can be found in KKR’s Registration Statement on Form S-1 (file no. 333-144335) filed with the Securities and Exchange Commission.

Without limiting the foregoing, information presented in this presentation as illustrative, including illustrative KKR returns on invested capital, are presented for illustrative purposes only using historical information and do not in any respect constitute beliefs, expectations or projections of future performance or returns. Actual future performance and returns are subject to the several events, factors and risks highlighted in the preceding paragraph, among others.

Additional Information About the Transaction and Where to Find It

This communication is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR will file with the SEC an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR, 9 W. 57th Street, Suite 4200, New York, New York 10019

Attention: Investor Relations.